UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2022

Commission File Number: 001-39992

Immunocore Holdings plc
(Translation of registrant’s name into English)

92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Sales Agreement

On September 9, 2022, Immunocore Holdings plc (the “Company”) entered into an Open Market Sale AgreementSM (the “Sales Agreement”) with Jefferies LLC (“Jefferies”), pursuant to which the Company may issue and sell American Depositary Shares, each representing one ordinary share, nominal value £0.002 per share, in the capital of the Company, having an aggregate offering price of up to $250,000,000 (the “ADSs”), from time to time, in an at-the-market offering pursuant to which Jefferies will act as sales agent and/or principal.

Subject to the terms and conditions of the Sales Agreement, Jefferies has agreed to use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell all of the ADSs so designated by the Company with respect to which Jefferies has agreed to act as sales agent subject to, and in accordance with the information specified in, a written notice from the Company. The sales, if any, of the ADSs under the Sales Agreement, will be made (i) in privately negotiated transactions with the consent of the Company or (ii) by any other method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”), including block transactions, sales made directly on the Principal Market (as defined in the Sales Agreement) or sales made into any other existing trading market of the ADSs. The Sales Agreement provides that the commission payable to Jefferies for sales of the ADSs with respect to which Jefferies acts as sales agent shall be up to 3.0% of the gross sales price for such ADSs sold pursuant to the Sales Agreement.

The Sales Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions under which the Company and Jefferies have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. Jefferies and the Company have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed herewith as Exhibit 1.1 hereto and is incorporated by reference herein.

The offering has been registered under the Securities Act pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (File No. 333-264105), as supplemented by the prospectus supplement (the “Prospectus Supplement”) dated September 9, 2022, relating to the sale of the ADSs pursuant to the Sales Agreement. The Prospectus Supplement contains an updated summary description of the Company’s business under the heading “Recent Developments” in the section titled “Prospectus Supplement Summary” in the Prospectus Supplement, which disclosure is filed herewith as Exhibit 99.1 hereto and is incorporated by reference herein.

A copy of the opinion of Cooley (UK) LLP relating to the validity of the securities to be issued pursuant to the Sales Agreement is filed herewith as Exhibit 5.1 hereto.

This Report on Form 6-K shall not constitute an offer to sell or solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of such state or jurisdiction.

Incorporation by Reference

This Report on Form 6-K (the “Report”), including all Exhibits hereto, shall be deemed to be incorporated by reference into the Company’s registration statement on Form F-3ASR (File No. 333-264105) and the Company’s registration statements on Form S-8 (File Nos. 333-255182 and 333-265000), including any prospectuses forming a part of such registration statements, and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Sales Agreement, dated as of September 9, 2022, by and between the Company and Jefferies LLC.

5.1	Opinion of Cooley (UK) LLP.

23.1	Consent of Cooley (UK) LLP (included in Exhibit 5.1).

99.1
Recent Developments section of the Prospectus Supplement Summary included in the Company’s Prospectus Supplement dated September 9, 2022 to the Registration Statement on Form F-3ASR (File No. 333-264105).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOCORE HOLDINGS PLC

Date:	September 9, 2022	By:	/s/ Bahija Jallal, Ph.D.
			Name:	Bahija Jallal, Ph.D.
			Title:	Chief Executive Officer